                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                     For the Fiscal Year Ended June 30, 1998
                                               -------------

                         Commission File Number 0-12591
                                                -------


        Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan
        ----------------------------------------------------------------

                              (Full Title of Plan)


                              Cardinal Health, Inc.
                               5555 Glendon Court
                               Dublin, Ohio 43016


         (Name of Issuer of the Securities Held Pursuant to the Plan and Address of its Principal Executive Office)

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------
                                                                                       PAGE
SIGNATURES                                                                               2

INDEPENDENT AUDITORS' REPORT                                                             3

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of June 30, 1998 and 1997          4-5
  Statement of Changes in Net Assets Available for Benefits for the Year
    Ended June 30, 1998                                                                  6
  Notes to Financial Statements                                                         7-9

SUPPLEMENTAL SCHEDULES:
  Item 27a - Schedule of Assets Held for Investment Purposes as of June 30, 1998        10
  Item 27d - Schedule of Reportable Transactions for the Year Ended June 30, 1998       11

EXHIBIT INDEX                                                                           12

EXHIBITS:
  Exhibit 23 - Independent Auditors' Consent                                            13

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   CARDINAL HEALTH, INC.
                                   PROFIT SHARING AND RETIREMENT
                                   SAVINGS PLAN


Date:  December 15, 1998           /s/ George H. Bennett, Jr.
                                   ---------------------------------------------
                                   George H. Bennett, Jr., Plan Committee Member

Date:  December 15, 1998           /s/ Carole W. Tomko
                                   ---------------------------------------------
                                   Carole W. Tomko, Plan Committee Member

                          DELOITTE & TOUCHE LETTERHEAD

INDEPENDENT AUDITORS' REPORT

To the Plan Committee of
  Cardinal Health, Inc. Profit
  Sharing and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and 1997, and the changes in net assets available for benefits for the year ended June 30, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Columbus, Ohio
November 13, 1998

LOGO

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1998
-----------------------------------------------------------------------------------------------------------------
                                                    SUPPLEMENTAL INFORMATION BY FUND
                           --------------------------------------------------------------------------------------
                                                                     FIDELITY     FIDELITY
                                                        FIDELITY       ASSET        ASSET       PBHG
                            FIDELITY      FIDELITY       ASSET        MANAGER      MANAGER    EMERGING     PBHG
                            PURITAN       MAGELLAN      MANAGER       GROWTH       INCOME      GROWTH     GROWTH
                              FUND          FUND          FUND         FUND         FUND        FUND       FUND
ASSETS:
Contribution receivable,
  primarily from
  Plan sponsor             $ 1,077,593   $ 1,780,984   $  305,690   $  775,372   $  166,328   $ 32,629   $ 23,427
Investments:
  Mutual funds              17,562,083    34,523,057    2,888,426    7,186,128    2,456,976    691,861    875,733
  Money market fund
  Stable value fund
  Equity securities
  Participant notes
    receivable
                           -----------   -----------   ----------   ----------   ----------   --------   --------

     Total investments      17,562,083    34,523,057    2,888,426    7,186,128    2,456,976    691,861    875,733
                           -----------   -----------   ----------   ----------   ----------   --------   --------

NET ASSETS AVAILABLE
  FOR BENEFITS             $18,639,676   $36,304,041   $3,194,116   $7,961,500   $2,623,304   $724,490   $899,160
                           ===========   ===========   ==========   ==========   ==========   ========   ========

                                                        SUPPLEMENTAL INFORMATION BY FUND
                           --------------------------------------------------------------------------------------------
                                                       FIDELITY                   FIDELITY
                                         FIDELITY     RETIREMENT     EQUITY       MANAGED
                             JANUS       SPARTAN      GOVERNMENT   SECURITIES -    INCOME     PARTICIPANT
                           WORLDWIDE    U.S. EQUITY  MONEY MARKET   CARDINAL      PORTFOLIO     NOTES        COMBINED
                              FUND         FUND     PORTFOLIO FUND HEALTH, INC.     FUND      RECEIVABLE       FUNDS
ASSETS:
Contribution receivable,
  primarily from
  Plan sponsor             $   83,872   $   55,067   $   752,015   $ 1,746,657   $  278,157                $  7,077,791
Investments:
  Mutual funds              2,171,774    2,166,734                                                           70,522,772
  Money market fund                                   10,445,243                                             10,445,243
  Stable value fund                                                               2,135,144                   2,135,144
  Equity securities                                                 29,257,025                               29,257,025
  Participant notes
    receivable                                                                                $3,156,815      3,156,815
                           ----------   ----------   -----------   -----------   ----------   ----------   ------------

     Total investments      2,171,774    2,166,734    10,445,243    29,257,025    2,135,144    3,156,815    115,516,999
                           ----------   ----------   -----------   -----------   ----------   ----------   ------------

NET ASSETS AVAILABLE
  FOR BENEFITS             $2,255,646   $2,221,801   $11,197,258   $31,003,682   $2,413,301   $3,156,815   $122,594,790
                           ==========   ==========   ===========   ===========   ==========   ==========   ============

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 1997
-----------------------------------------------------------------------------------------------------------------
                                                    SUPPLEMENTAL INFORMATION BY FUND
                           --------------------------------------------------------------------------------------
                                                                     FIDELITY     FIDELITY
                                                        FIDELITY       ASSET        ASSET       PBHG
                            FIDELITY      FIDELITY       ASSET        MANAGER      MANAGER    EMERGING     PBHG
                            PURITAN       MAGELLAN      MANAGER       GROWTH       INCOME      GROWTH     GROWTH
                              FUND          FUND          FUND         FUND         FUND        FUND       FUND
ASSETS:
Contribution receivable,
  primarily from
  Plan sponsor             $   813,643   $ 1,344,680   $  230,795   $  585,412   $  125,458   $ 24,668   $ 17,662
Investments:
  Mutual funds              15,249,171    26,332,853    2,633,260    5,465,482    2,365,524    177,048    136,191
  Money market fund
  Stable value fund
  Equity securities
  Participant notes
    receivable
                           -----------   -----------   ----------   ----------   ----------   --------   --------

     Total investments      15,249,171    26,332,853    2,633,260    5,465,482    2,365,524    177,048    136,191
                           -----------   -----------   ----------   ----------   ----------   --------   --------

NET ASSETS AVAILABLE
  FOR BENEFITS             $16,062,814   $27,677,533   $2,864,055   $6,050,894   $2,490,982   $201,716   $153,853
                           ===========   ===========   ==========   ==========   ==========   ========   ========

                                                        SUPPLEMENTAL INFORMATION BY FUND
                           --------------------------------------------------------------------------------------------
                                                       FIDELITY                   FIDELITY
                                         FIDELITY     RETIREMENT     EQUITY       MANAGED
                             JANUS       SPARTAN      GOVERNMENT   SECURITIES -    INCOME     PARTICIPANT
                           WORLDWIDE    U.S. EQUITY  MONEY MARKET   CARDINAL      PORTFOLIO     NOTES        COMBINED
                              FUND         FUND     PORTFOLIO FUND HEALTH, INC.     FUND      RECEIVABLE       FUNDS
ASSETS:
Contribution receivable,
  primarily from
  Plan sponsor             $ 63,310      $ 41,649    $   567,800   $ 1,318,778    $  210,124                $ 5,343,979
Investments:
  Mutual funds              553,184       187,713                                                            53,100,426
  Money market fund                                   10,520,930                                             10,520,930
  Stable value fund                                                                1,901,237                  1,901,237
  Equity securities                                                 17,139,456                               17,139,456
  Participant notes
    receivable                                                                                 $2,175,089     2,175,089
                           --------      --------    -----------   -----------    ----------   ----------   -----------

     Total investments      553,184       187,713     10,520,930    17,139,456     1,901,237    2,175,089    84,837,138
                           --------      --------    -----------   -----------    ----------   ----------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS             $616,494      $229,362    $11,088,730   $18,458,234    $2,111,361   $2,175,089   $90,181,117
                           ========      ========    ===========   ===========    ==========   ==========   ===========

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS FOR THE YEAR ENDED JUNE 30, 1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                         --------------------------------------------------------------------------------------
                                                                                   FIDELITY     FIDELITY
                                                                      FIDELITY      ASSET        ASSET        PBHG
                                          FIDELITY       FIDELITY      ASSET       MANAGER      MANAGER     EMERGING     PBHG
                                          PURITAN        MAGELLAN     MANAGER       GROWTH       INCOME      GROWTH     GROWTH
                                            FUND           FUND         FUND         FUND         FUND        FUND       FUND
INCREASES IN NET ASSETS:
  Contributions transferred from
    previous qualified plans             $   242,796   $   342,699   $   25,279   $  169,941   $   50,161   $ 47,026   $ 51,599
  Contributions from Plan sponsor          1,435,682     2,381,650      401,502    1,033,662      217,644     59,081     60,019
  Contributions from Plan participants     1,048,591     1,796,835      289,740      785,701      151,416     95,261    141,207
  Investment income:
    Dividends                              1,340,575     2,180,374      278,785      697,730      167,226
    Interest on loans                         34,564        73,005        6,222       14,605        6,277        650        347
  Net appreciation in fair value of
    investments                            1,573,764     5,647,734      234,392      682,792      111,328     18,086     26,644
                                         -----------   -----------   ----------   ----------   ----------   --------   --------

           Total increases                 5,675,972    12,422,297    1,235,920    3,384,431      704,052    220,104    279,816
                                         -----------   -----------   ----------   ----------   ----------   --------   --------

DECREASES IN NET ASSETS:
  Retirement benefits                     (1,494,171)   (2,768,291)    (489,556)    (943,216)    (301,573)   (10,256)    (5,490)
  Miscellaneous other                        (32,363)      (18,278)      (8,194)      (8,348)      (7,385)       (47)       (53)
                                         -----------   -----------   ----------   ----------   ----------   --------   --------

           Total decreases                (1,526,534)   (2,786,569)    (497,750)    (951,564)    (308,958)   (10,303)    (5,543)
                                         -----------   -----------   ----------   ----------   ----------   --------   --------

LOAN ACTIVITY - NET                         (230,221)     (426,666)     (40,849)    (186,060)     (28,685)    (9,309)    (4,839)
                                         -----------   -----------   ----------   ----------   ----------   --------   --------

INTERFUND TRANSFERS - NET                 (1,342,355)     (582,554)    (367,260)    (336,201)    (234,087)   322,282    475,873
                                         -----------   -----------   ----------   ----------   ----------   --------   --------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                   2,576,862     8,626,508      330,061    1,910,606      132,322    522,774    745,307

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                        16,062,814    27,677,533    2,864,055    6,050,894    2,490,982    201,716    153,853
                                         -----------   -----------   ----------   ----------   ----------   --------   --------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                             $18,639,676   $36,304,041   $3,194,116   $7,961,500   $2,623,304   $724,490   $899,160
                                         ===========   ===========   ==========   ==========   ==========   ========   ========

                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                       ------------------------------------------------------------------------------------------
                                                                   FIDELITY
                                                                  RETIREMENT                  FIDELITY
                                                     FIDELITY     GOVERNMENT     EQUITY        MANAGED
                                         JANUS        SPARTAN    MONEY MARKET  SECURITIES -    INCOME     PARTICIPANT
                                       WORLDWIDE    U.S. EQUITY   PORTFOLIO      CARDINAL     PORTFOLIO      NOTES       COMBINED
                                          FUND         FUND          FUND      HEALTH, INC.     FUND      RECEIVABLE       FUNDS
INCREASES IN NET ASSETS:
  Contributions transferred from
    previous qualified plans           $  128,753   $  281,204   $    34,569   $   358,421   $    8,796                $  1,741,244
  Contributions from Plan sponsor         164,843      116,530       944,881     2,332,863     (542,342)                  8,606,015
  Contributions from Plan participants    294,786      240,782       532,696     1,710,545      200,613                   7,288,173
  Investment income:
    Dividends                              93,707       31,592       556,940        32,358      122,857                   5,502,144
    Interest on loans                       1,525        1,699        48,997        13,521        4,971                     206,383
  Net appreciation in fair value of
    investments                           265,844      221,998                  11,360,305                               20,142,887
                                       ----------   ----------   -----------   -----------   ----------   ----------   ------------

           Total increases                949,458      893,805     2,118,083    15,808,013     (205,105)                 43,486,846
                                       ----------   ----------   -----------   -----------   ----------   ----------   ------------

DECREASES IN NET ASSETS:
  Retirement benefits                    (217,856)    (161,575)   (1,187,056)   (2,763,127)    (357,599)  $ (228,944)   (10,928,710)
  Miscellaneous other                        (366)        (638)      (45,218)      (10,712)     (12,861)                   (144,463)
                                       ----------   ----------   -----------   -----------   ----------   ----------   ------------

           Total decreases               (218,222)    (162,213)   (1,232,274)   (2,773,839)    (370,460)    (228,944)   (11,073,173)
                                       ----------   ----------   -----------   -----------   ----------   ----------   ------------

LOAN ACTIVITY - NET                       (38,873)     (25,524)     (177,268)       28,689      (71,065)   1,210,670
                                       ----------   ----------   -----------   -----------   ----------   ----------   ------------

INTERFUND TRANSFERS - NET                 946,789    1,286,371      (600,013)     (517,415)     948,570
                                       ----------   ----------   -----------   -----------   ----------   ----------   ------------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                1,639,152    1,992,439       108,528    12,545,448      301,940      981,726     32,413,673

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                        616,494      229,362    11,088,730    18,458,234    2,111,361    2,175,089     90,181,117
                                       ----------   ----------   -----------   -----------   ----------   ----------   ------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                           $2,255,646   $2,221,801   $11,197,258   $31,003,682   $2,413,301   $3,156,815   $122,594,790
                                       ==========   ==========   ===========   ===========   ==========   ==========   ============

See notes to financial statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 1998
--------------------------------------------------------------------------------


1.    ACCOUNTING POLICIES

      The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The statements of net assets available for benefits include investments in mutual funds, money market funds, and equity securities valued at quoted market prices on the last business day of the plan year. The Fidelity Managed Income Portfolio Fund is a collective investment trust and is recorded in the financial statements based on the contract value of the underlying investment contracts, which approximates fair value, as reported to the Plan by Fidelity. Contract value represents contributions made under the contract, plus earnings, less withdrawals. Participants notes receivable are valued at cost plus accrued interest which approximates fair value.

2.    DESCRIPTION OF PLAN

      Substantially all employees of Cardinal Health, Inc. and certain of its subsidiaries (collectively referred to as the employer, Plan sponsor or Company) not covered by a collective bargaining agreement and who have completed 1,000 or more hours of credited service are eligible to participate in the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan (the "Plan"). The Plan was adopted on March 25, 1987, and replaced a variety of non-collectively bargained retirement plans the Company previously maintained at the subsidiary level. Contributions transferred from or receivable from previous qualified plans are comprised of transfer contributions of new employees from other previously unrelated qualified plans. The Plan's expenses are paid by the Plan, as provided by the Plan document.

      The Plan allows employees to authorize payroll deductions up to the lesser of 15% of their credited compensation or the maximum allowed under the IRS guidelines. In addition, Company Matching Contributions are 75% of the Participant Elected Contributions up to 3% of credited compensation. The Company also makes profit sharing contributions ("Profit Sharing Contributions") to the Plan on behalf of each eligible employee who completes at least 1,000 hours of service and was an eligible employee on the last day of the plan year. The Company's Profit Sharing Contributions each plan year consist of: (a) automatic contributions equal to 3% of total credited compensation for all eligible participants; and (b) additional contributions, if any, determined at the sole discretion of the Company, which are allocated to participants based first upon their credited compensation in excess of the Social Security taxable wage base (up to 6.06% of such excess) and next, pro rata, based upon total credited compensation. The investment of such contributions is generally directed by the employee into one or more of the following investment options: a money market fund, a stable value fund, one of nine mutual funds or the Company's common stock fund established under the Plan.

      All participants in the Plan who were employed by the Company on its commencement date are fully vested in all plan benefits which accrue to their account. Participants hired after the Plan commencement date who did not terminate employment prior to April 1, 1989 have a nonforfeitable right to accrued benefits pertaining to Participant Elected Contributions and transfer contributions at all times, and a nonforfeitable right to accrued benefits from Company Matching Contributions and Profit Sharing Contributions in the event of retirement or other termination of employment: (a) on or after the participant's 65th birthday; (b) on account of permanent disability; (c) by reason of death; or (d) after completion of 5 years of service. Any such individuals whose employment terminates under other circumstances will have a nonforfeitable right to a portion of the accrued benefits from Company matching contributions and profit sharing contributions determined under a 5-year schedule based on years of service. Participants hired after the Plan commencement date who terminated employment prior to April 1, 1989 and newly hired participants after December 31, 1996, whose employment terminates under circumstances other than retirement will have a nonforfeitable right to a portion of the accrued benefits from Company Matching Contributions and Profit Sharing Contributions determined under a 7-year schedule, based on years of service. All other unvested accrued benefits will be forfeited and used to reduce Company contributions. All administrative expenses are paid by the Plan, excluding loan fees which are paid by the borrowing participant.

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid ratably through regular payroll deductions.

      Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant's account or monthly installments. As of June 30, 1998 and 1997, benefits payable to terminated employees were $67,723 and $340,645, respectively. These amounts are included on line 31g of the Plan's Form 5500.

      Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan. In this event, the accounts of all participants and beneficiaries would become fully vested and all benefits nonforfeitable.

      In September 1994, the Plan was approved as a qualified defined contribution plan by the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was qualified and was tax-exempt as of the financial statement date.

      For further information, participants should refer to the Summary Plan Description provided by the Plan sponsor.

3.    INVESTMENT CONTRACT VALUATION

      The Plan has invested in a stable value fund with Fidelity Institutional Retirement Services Company (Fidelity) which invests solely in fully benefit responsive guaranteed investment contracts. The guaranteed investment contracts in the trust are issued by insurance companies. Fidelity maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. Crediting interest rate ranged from 4.81% to 8.77% and 4.15% to 9.63% at June 30, 1998 and 1997, respectively. The investment is recorded in the financial statements based on the contract value of the underlying investment contracts, which approximates fair value, as reported to the Plan by Fidelity. The average yield for fiscal years ending June 30, 1998 and 1997 was 5.65% and 5.79%, respectively, and are established as determined by each individual contract.

4.    PLAN INVESTMENTS

      Investments of more than five percent of net assets at June 30, 1998 and 1997 consisted of:

                                                      1998            1997
      Equity Securities - Cardinal
        Health, Inc.                              $29,257,025     $17,139,456
      Money Market Funds - Fidelity
        Retirement Government Money
        Market Portfolio Fund                      10,445,243      10,520,930
      Mutual Funds:
        Fidelity Puritan Fund                      17,562,083      15,249,171
        Fidelity Magellan Fund                     34,523,057      26,332,853
        Fidelity Asset Manager Growth Fund          7,186,128       5,465,482

                                   * * * * * *

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE - ITEM 27a - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AS OF JUNE 30, 1998
--------------------------------------------------------------------------------------------
                                                   UNITS/                           MARKET
                 DESCRIPTION                       SHARES          COST             VALUE
Mutual Funds:
  Fidelity Puritan Fund                             830,751     $14,062,198     $ 17,562,083
  Fidelity Magellan Fund                            314,905      24,936,972       34,523,057
  Fidelity Asset Manager Fund                       147,821       2,479,829        2,888,426
  Fidelity Asset Manager Growth Fund                350,885       5,981,949        7,186,128
  Fidelity Asset Manager Income Fund                194,689       2,222,942        2,456,976
  PBHG Emerging Growth Fund                          28,320         660,672          691,861
  PBHG Growth Fund                                   32,232         846,029          875,733
  Janus Worldwide Fund                               46,081       1,890,291        2,171,774
  Fidelity Spartan U.S. Equity Fund                  53,513       1,960,766        2,166,734
                                                                -----------     ------------
                                                                 55,041,648       70,522,772
            Total Mutual Funds

Money Market Fund - Fidelity Retirement
  Government Money Market Portfolio Fund         10,445,243      10,445,243       10,445,243
Equity Securities - Cardinal Health, Inc.           312,075      15,093,305       29,257,025
Stable Value Fund - Fidelity Managed
  Income Portfolio Fund                           2,135,144       2,135,144        2,135,144
Participant Notes Receivable - interest rate
  8% - 10.25%, maturing 1998 through 2013                         3,156,815        3,156,815
                                                                -----------     ------------

TOTAL                                                           $85,872,155     $115,516,999
                                                                ===========     ============

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

SUPPLEMENTAL SCHEDULE - ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED JUNE 30, 1998
-----------------------------------------------------------------------------------------------------------
                                                                                                    NET
                                                   PURCHASES (1)  PROCEEDS (1)   COST OF SALE       GAIN
SERIES OF TRANSACTIONS:
  Mutual Funds:
    Fidelity Puritan Fund                           $4,508,516     $3,769,370     $3,164,231     $  605,139
    Fidelity Magellan Fund                           8,341,271      5,798,801      4,526,157      1,272,644
    Fidelity Asset Manager Growth Fund               3,592,062      2,554,210      2,194,420        359,790
    Fidelity Retirement Government Money Market
     Portfolio Fund                                  3,624,327      3,700,014      3,700,014
  Equity Securities - Cardinal Health, Inc.          6,442,746      5,682,807      3,316,771      2,366,036

(1) Purchase price and selling price are equal to current value at date of transaction.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT
SAVINGS PLAN

EXHIBIT INDEX
--------------------------------------------------------------------------------

                                                                          Page

Exhibit 23 - Independent Auditors' Consent                                 13